UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Magnetek, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

559424403
(CUSIP Number)


Patrick A. Blott
Blott Asset Management, L.L.C.
14 Wall Street, 20th Floor
New York, NY 10005
917-463-3822

Justyn R. Putnam
 401 N. Tryon Street, 10th Floor
Charlotte, N.C. 28202
704-904-1450


March 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

SEC 1746 (3-06)



CUSIP No. 559424403


(1)Names of reporting persons.

Blott Asset Management, L.L.C., CIK: 0001491840,
I.R.S. Identification No. 46-2382241;
Patrick A. Blott

Talanta Fund L.P. I.R.S. Identification No.27-0406404,
Justyn R. Putnam



(2)Check the appropriate box if a member of a group (see instructions)

(a)  X
(b)



(3)SEC use only




(4)Source of Funds (See Instructions): WC, PF. The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 111165 Shares. The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.



(5)Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


(6)Citizenship or place of organization: USA


Number of shares beneficially owned by each reporting person with:


(7)Sole voting power: 0



(8)Shared voting power: 111165



(9)Sole dispositive power: 0



(10)Shared dispositive power: 111165


(11) Aggregate amount beneficially owned by each reporting person: 111165


(12)Check if the aggregate amount in Row (9) excludes certain shares


(13) Percent of class represented by amount in Row 9: 3.5%


(14)Type of reporting person (see instructions) PN



CUSIP No. 559424403


(1)Names of reporting persons.
Talanta Fund L.P. I.R.S. Identification No.27-0406404


(2)Check the appropriate box if a member of a group (see instructions)

(a)  X
(b)


(3)SEC use only




(4)Source of Funds (See Instructions): PF. The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 111165 Shares. The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.



(5)Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


(6)Citizenship or place of organization: Delaware


Number of shares beneficially owned by each reporting person with:


(7)Sole voting power: 110000



(8)Shared voting power: 111165



(9)Sole dispositive power: 110000



(10)Shared dispositive power: 111165


(11) Aggregate amount beneficially owned by each reporting person: 111165


(12)Check if the aggregate amount in Row (9) excludes certain shares


(13) Percent of class represented by amount in Row 9: 3.5%


(14)Type of reporting person (see instructions) PN



CUSIP No. 559424403


(1)Names of reporting persons.
Blott Asset Management, L.L.C. I.R.S. Identification No. 46-2382241


(2)Check the appropriate box if a member of a group (see instructions)

(a)  X
(b)



(3)SEC use only




(4)Source of Funds (See Instructions): WC, PF. The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 111165 Shares. The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.



(5)Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


(6)Citizenship or place of organization: New York


Number of shares beneficially owned by each reporting person with:


(7)Sole voting power: 1165



(8)Shared voting power: 111165



(9)Sole dispositive power: 1165



(10)Shared dispositive power: 111165


(11) Aggregate amount beneficially owned by each reporting person: 111165


(12)Check if the aggregate amount in Row (9) excludes certain shares

(13) Percent of class represented by amount in Row 9: 0.1%


(14)Type of reporting person (see instructions) PN




Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, (Securities), of Magnetek, Inc. (the Issuer), a
Delaware corporation with principal offices located at N94 W13650 Campbell Drive, Menomonee Falls, Wisconsin 53051.


Item 2. Identity and Background

The persons filing this statement are Blott Asset Management, L.L.C., IRS# 46-2382241 (Blott Asset), Patrick A. Blott, CRD# 2956404
(Patrick A. Blott), Talanta Fund L.P. IRS# 27-0406259 (Talanta), and Justyn R. Putnam (Justyn R. Putnam), as members of an investor group, as defined in Section 13(d)(3) and 13d-5(b)(1) of the Securities and Exchange Act, (the Reporting Persons) that hold the securities with a purpose of changing or influencing control of the issuer, or in connection with and as a participant as part of a group in a potential transaction having that purpose.


The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.


The principal business address of each of Blott Asset and Patrick A. Blott is 14 Wall Street, 20th Floor, New York, NY 10005.

The principal business address of each of Talanta and Justyn R. Putnam is 401 N. Tryon Street, 10th Floor, Charlotte, N.C. 28202.

Patrick A. Blott is the Managing Partner of Blott Asset. As such, Mr. Blott is in a position to directly determine the investment and voting decisions made by Blott Asset and indirectly to determine the investment and voting decisions made by the Reporting Persons.

Justyn R. Putnam is the Managing Member of Talanta. As such,
Mr. Putnam is in a position to directly determine the investment and voting decisions of Talanta and indirectly determine the investment and voting decisions made by the Reporting Persons. The Reporting Persons are deemed to have shared voting power and dispositive power with regard to the Shares per Schedule B, Joint Filing Agreement of the Reporting Persons attached hereto.

Blott Asset is primarily engaged in the business of asset management of private investments and holding direct or indirect interests in various private equity partnerships for its own account. Patrick A. Blott's present principal occupation or employment is serving as Managing Partner of Blott Asset. Prior to founding Blott Asset in 2006, Mr. Blott was employed as an asset manager and investment banker at various New York investment firms, including J.P. Morgan & Co. (CRD# 18718), Banc of America Securities (CRD# 2956404), BMO (CRD# 106466), Ontario Municipal Employees Retirement System, and Borealis Capital Corporation (and related subsidiaries, Borealis Infrastructure, OMERS PE, Oxford Properties, Borealis REIT). Mr. Blott is a graduate of Columbia Business School.

Talanta is primarily engaged in the business of investing in securities on behalf of its clients. Justyn R. Putnam?s present principal occupation or employment is serving as Managing Member of Talanta. Prior to founding Talanta in 2009, Mr. Putnam was employed by Gabelli & Co. Mr. Putnam is a graduate of Columbia Business School. He holds an industrial engineering degree from North Carolina State University.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration


The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 111165 Shares. The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.


Item 4. Purpose of Transaction

The Reporting Persons have been long-term Shareholders since 2009 and have acquired shares in the belief that the Shares were undervalued. The Reporting Persons have conducted significant analysis with respect to the Issuer over several years, a summary of which is set forth in Schedule C attached hereto.

The Reporting Persons have concluded that the Company has a legitimate business model, qualified management, outstanding products and employees, with favorable long-term opportunities for profitable growth. Accordingly, the Reporting Persons have formed a ?group?, as defined in Section 13(d)(3) and 13d-5(b)(1) of the Securities and Exchange Act, for the purpose of providing to the Issuers board of directors an expression of interest to finance a going-private transaction for $15.00 per share, more than 30% premium to the Issuers volume weighted average share price for the 60 and 90 days prior to delivery of the proposal. The proposal was delivered to the Issuers board of directors on March 6th, 2013 and is incorporated by reference in Schedule D attached hereto.

The Reporting Persons want the Issuer to form an independent committee of its board to consider the acquisition proposal delivered to directors on March 6th, 2013. The all-cash purchase price, supported by debt financing letters delivered by qualified lenders and co-investors, is superior to current market value and represents a 30% premium to the Issuers volume weighted average share price for the 60 and 90 days prior to delivery of the proposal.

The board should take active steps to see this transaction to fruition for the benefit of all stakeholders.

As part of the transaction, the Reporting Persons will take concrete steps to maximize shareholder value, including the following actions:

i) Redeem the PBGC waiver for cash. The Moving Ahead for Progress in the 21st Century Act (MAP 21) was signed into law in July 2012 and contains pension relief legislation that relieves uncertainty regarding required future pension funding obligations. There is no longer sufficient justification to hoard cash and pay 6% interest to the Pension Benefit Guarantee Corp (PBGC).
The Issuer should redeem its waiver and discharge PBGCs security interest, thereby expanding credit capacity and improving return on capital.Additionally, such action will strengthen the commitment made to pension beneficiaries;

ii) Put excess cash to work for shareholders. To the extent the Issuer has distribution restrictions preventing a special dividend, it should put excess cash to work in its pension plan. This action will have the effect of reducing the PBO burden, increasing the absolute return on plan assets, lowering the future required contributions, and improving the Issuers credit profile, while strengthening its pension plan;

iii) Increase director stock ownership. Current non-executive board members collectively own less than 2% of the shares outstanding, substantially none of which were purchased in the open market. As part of this transaction director ownership would increase materially. Directors should acquire 3 times their annual retainer in shares of common stock, per the stated corporate policy disclosed in the proxy. Stock grants, deferred retainers, and other phantom share schemes do not align the risks taken by directors with the risks taken by shareholders, who paid cash for their shares, and have no similar anti-dilution and indemnity protections;

iv) Eliminate defensive measures. Contracts such as the Poison Pill adopted April 30th 2003, as amended, Golden Parachutes, etc., discourage interested parties from considering a change of control transaction, threaten legitimate acquirers with a false characterization of being hostile, and provide for excessive dilution to entrench insiders.

Four years ago, on May 8th 2009, when the share price was $17.20, the board rejected a proposal from Riley Investment Management LLC and concluded that it was in the best interests of the Issuers shareholders to continue to follow the boards strategic plan rather than to pursue a potential sale of the Issuer under then current market and economic conditions. Now, four years later, with many similar public companies achieving all time high share prices, the Issuers share price remains less than $14.00, and may fall further if the Reporting Persons abandon their proposal. In order to avoid further delays and mitigate against further potential destruction of shareholder value, the Reporting Persons have formed a group, as defined in Section 13(d)(3) and 13d-5(b)(1) of the Securities and Exchange Act, for the purpose of having discussions with like-minded shareholders, management, and directors of the Issuer to adopt the actions described herein. The Reporting Persons intend to collaborate regarding acquiring, holding, or disposing of their securities.

The Reporting Persons may, from time to time, and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; (iii) enter into partnerships with like-minded shareholders, or (iv) engage in any hedging or similar transactions with respect to the Securities.


Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 111165 Shares, representing approximately 4% of the Issuer's outstanding Shares as of December 31st 2012 by the Issuers Form 10K for the annual periods ended December 31, 2012. The Reporting Persons are deemed to have shared voting power and dispositive power with regard to the Shares per Schedule B, Joint Filing Agreement of the Reporting Persons attached hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

A. Reporting Persons Directors and Officers

B. Joint Filing Agreement of the Reporting Persons

C. Financial Analysis

D. Proposal Letter



SIGNATURES
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31st, 2013

BLOTT ASSET MANAGEMENT, L.L.C.

__________ ___________	//PATRICK BLOTT
By: Patrick Blott
Title: Managing Partner


_____________________	//LANRE ADEJUMO
By: Lanre Adejumo
Title: Managing Director, General Counsel




TALANTA FUND L.P.

_____________________	//JUSTYN PUTNAM
By: Justyn Putnam
Title: Managing Member





Schedule A


Blott Asset Management, L.L.C.
IRS# 46-2382241 DOS# 3958908
14 Wall Street, 20thFloor
New York, NY 10005
New York Domicile


Managing Partner: 					Patrick A. Blott

Managing Director and General Counsel: 			Lanre Adejumo

Talanta Fund L.P.
IRS# 27-0406259
401 N. Tryon Street, 10th Floor, Charlotte, N.C. 28202
Delaware Domicile


Managing Member: 					Justyn R. Putnam




Schedule B

JOINT FILING AGREEMENT


In accordance with Rule 13d- 1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Magnetek Inc.,and that this Agreement be included as an Exhibit to such joint filing.This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this March 31st, 2013.


Patrick A. Blott

By:/s/ Patrick A. Blott __________________________//PATRICK BLOTT


Justyn R. Putnam

By: /s/ Justyn R. Putnam__________________________//JUSTYN PUTNAM



Blott Asset Management, L.L.C.


By:/s/ Lanre Adejumo __________________________//LANRE ADEJUMO

Attorney- in- Fact



By:/s/ Patrick A. Blott __________________________//PATRICK BLOTT

Managing Partner



Talanta Investment Group


By: /s/ Justyn R. Putnam__________________________//JUSTYN PUTNAM

Managing Member



Schedule C

CUSIP No. 559424403



Schedule D

CUSIP No. 559424403

March 6, 2013

Board of Directors
Magnetek Inc.
N49 W13650 Campbell Drive
Menomonee Falls, WI  53051

Re: Magnetek, Inc. Confidential Expression of Interest

Gentlemen:

   Pursuant to our letter dated September 6, 2012, and various discussions with Mitchell Quain, Peter McCormick and management regarding the prospects for Magnetek, Inc., Blott Asset
Management, L.L.C., Talanta Investment Group, L.L.C.
(the Sponsors or we) and our investors would like to provide this non-binding proposal to acquire the Company.

  Pension uncertainty, competitive factors, and ongoing litigation limit the Company?s access to capital and preclude it from achieving its full potential as a public company. We would like to provide capital to help consolidate the Company?s market position, fund an expansion plan, and mitigate future pension funding risk. We are prepared to offer a price in the range of $15.00 per share, which would be more than a 30% premium over MAG?s 90-day volume weighted share price. Our transaction would be structured as an all-cash reverse merger involving a newly formed acquisition company (Newco).
We expect that a number of members of management and shareholders holding substantial blocks of shares would exchange their MAG shares for Newco common stock.

  Should the Company signify its interest in our proposal, this will constitute a non-binding understanding upon which we can proceed to commence due diligence immediately and proceed with the transactions herein described for our mutual benefit.

  We have attached non-binding expressions of interest from our co-investors and two alternative debt financing sources. Assuming a satisfactory due diligence review, we plan to deliver definitive acquisition agreements and financing commitments for shareholder approval by April 30, 2013, and would seek to close the transaction following a successful shareholder vote before July 15, 2013.

 We recognize that the Company?s Board of Directors and/or an independent committee of its Directors will need to review this proposal under such process as they determine to be appropriate. We will keep you informed of developments that may be material to this process and cooperate with you in this regard.

 This proposal is subject to the completion of financing arrangements, the execution and delivery of definitive agreements with respect to the proposed acquisition and the financing thereof, and the approval of the Companys
Board of Directors. As we trust you will appreciate, given among other things the volatility of the capital markets, we reserve the right to withdraw or modify this proposal.

 We believe our involvement with the Company will be viewed positively by employees, shareholders, customers, and management, and that the Company will be well served by bringing our proposal to fruition. We believe shareholders would welcome the liquidity provided by our proposed transaction and the opportunity to see the Company resolve its pension funding and other issues for the benefit of all its stakeholders. We are pleased to offer the Board this attractive opportunity to take action on behalf of its shareholders.

  Should you have any questions, please feel free to call
Patrick Blott at 917-609-3131, or
Justyn Putnam at 704-904-1450.


Very truly yours,

On behalf of Newco:

BLOTT ASSET MANAGEMENT, L.L.C.

//PATRICK BLOTT_____________________
By: Patrick Blott
Title: Managing Partner


TALANTA INVESTMENT GROUP, LLC

//JUSTYN PUTNAM_____________________
By: Justyn Putnam
Title: Managing Member





CC: 	John W. Kaufmann, Dorsey & Whitney LLP
Mitchell I. Quain, Peter McCormick, Magnetek, Inc.